FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

**COHNREZNICK CAPITAL MARKETS
SECURITIES, LLC**

JANUARY 31, 2023

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

TABLE OF CONTENTS

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SEC FILE NUMBER
8-68918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/2022 (MM/DD/YY) AND ENDING 01/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CohnReznick Capital Markets Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 East 42nd Street, 35th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Virgina Voos	6032168971	virginia.voos@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

290 West Mount Pleasant Ave	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Nicholas Knapp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CohnReznick Capital Markets Securities, LLC, as of January 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

MICHELLE-LEE RABINOWITZ
Notary Public
Connecticut
My Commission Expires May 31, 2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers
CohnReznick Capital Markets Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CohnReznick Capital Markets Securities, LLC as of January 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CohnReznick Capital Markets Securities, LLC as of January 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CohnReznick Capital Markets Securities, LLC's management. Our responsibility is to express an opinion on CohnReznick Capital Markets Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CohnReznick Capital Markets Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CohnReznick Capital Markets Securities, LLC's auditor since 2018.
Livingston, New Jersey
April 21, 2023

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

January 31, 2023

ASSETS

Cash	$ 13,014,529
Accounts receivable, net of allowance for doubtful accounts of $175,000	743,233
Furniture, equipment and software, net of accumulated depreciation and amortization of $608,817	611,388
Deposit at clearing broker	100,000
Right of use assets	3,117,196
Prepaid expenses and other assets	456,501
TOTAL ASSETS	$ 18,042,847

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 6,877,408
Lease liabilities	3,321,757
Accounts payable and other liabilities	165,069
Due to related party	69,765
Due to members	72,533
TOTAL LIABILITIES	10,506,532
MEMBERS' EQUITY	7,536,315
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 18,042,847

See notes to financial statement

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

January 31, 2023

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

CohnReznick Capital Markets Securities, LLC (the "Company") is a majority-owned subsidiary of CohnReznick LLP ("CohnReznick") formed under the laws of the State of Maryland on January 14, 2011, for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission ("SEC") and as a member organization of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in New York, New York. The Company's primary focus for its customers is to identify capital sources, conduct due diligence, facilitate transactions and address regulatory and compliance matters. The Company is a Capital Acquisition Broker which does not hold any funds or securities for the accounts of customers and is therefore exempt from SEC Rule 15c3-3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts. Actual results could differ from those estimates.

Cash and Cash Segregated under Federal Regulations

Cash represents funds on deposit which at times may exceed federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk with respect to its financial institution.

Cash segregated under federal regulations is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. As of January 31, 2023, cash segregated under federal regulations consisted of a deposit at a clearing broker. The Company considers short-term, interest-bearing investments with initial maturities of three months or less to be cash equivalents. At January 31, 2023, the Company has no cash equivalents.

Accounts Receivable, Net

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or if unspecified, the payment is applied to the oldest unpaid invoice. The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflect management's best estimate of the amounts that will not be collected. Each

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

January 31, 2023

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable, Net (continued)

customer's balance is individually reviewed where all or a portion of the balance exceeds 180 days from the invoice date or when facts and circumstances indicate collection might be in doubt. Based on management's assessment of the customer's current creditworthiness, the estimated portion of the balance that will not be collected is recorded as an allowance for credit losses. The Company writes off receivables when, in management's estimation, it is probable that the receivable is worthless.

Financial Instruments - Current Expected Credit Losses

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326, *Financial Instruments - Credit Losses*, introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires recognition of credit losses, based on the expectation of losses while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The allowance for credit losses was approximately $175,000 at January 31, 2023, and is included in "Accounts receivable, net" on the Statement of Financial Condition.

Income Taxes

The Company is a limited liability company and as such is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its members on their respective tax returns. Accordingly, the Company is not required to take any tax positions and this financial statement does not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

For the year ended January 31, 2023, the Company did not incur any interest or penalties from taxing authorities. Income tax returns filed by the Company/members are subject to examination by the Internal Revenue Service for a period of three years. While no income tax

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

January 31, 2023

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

returns are currently being examined by the Internal Revenue Service, tax years since 2019 remain open.

Furniture, Equipment and Software

Furniture, equipment and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation and amortization are determined using the following estimated useful lives:

	Years
Furniture and Fixtures	7
Computer Equipment excluding Laptops and Docking Stations	5
Laptops and Docking Stations	4
Software	3

Lease Accounting

The Company recognizes its leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency by requiring the recognition of Right of use ("ROU") assets and lease liabilities on the statement of financial condition.

In applying ASC 842, the Company made an accounting policy election not to recognize the ROU assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term. ROU assets represent the Company's right of use of the underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's lease does not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

NOTE 3 - FURNITURE, EQUIPMENT AND SOFTWARE

Furniture, equipment and software consist of the following as of January 31, 2023:

Furniture, equipment and software	$1,220,205
Accumulated depreciation and amortization	(608,817)
	$611,388

NOTE 4 - COMMITMENTS

The Company has a non-cancelable lease for office space in Connecticut through September 30, 2026. The Company currently has a lease in California that will end April 30, 2023; that lease has been extended through April 30, 2025. The Company had a lease for office space in New York through April 30, 2022. The Company entered into a new non-cancelable lease in New York which ends September 30, 2027. The addition of the California and New York leases resulted in an increase in the right of use asset and the lease liability of $3,180,209 each. Remaining minimum lease payments are as follows for the fiscal years ending January 31:

Year ending January 31,	Amount
2024	$856,706
2025	966,793
2026	764,924
2027	662,852
2028	395,360
Thereafter	0
Total undiscounted lease payments	$3,646,635
Less: Imputed interest	324,878
Total lease liabilities	$3,321,757
Weighted average lease term	54 months
Weighted average discount rate	3.32%

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

January 31, 2023

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, balances in the bank account may exceed the FDIC insured limits. As of January 31, 2023, approximately $12,800,000 was on deposit in excess of FDIC coverage. The Company has not experienced any losses with respect to its cash held in the bank account in excess of the insured limits.

The Company transacts business with a limited number of parties. One customer accounted for 89% of accounts receivable, net on January 31, 2023.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with CohnReznick. Under the agreement, CohnReznick provides office space, office supplies, computers and other office equipment, and general managerial and administrative support and services to the Company.

For the year ended January 31, 2023, the amount due to CohnReznick from the Company was $69,765 and is included in due to related party on the statement of financial condition.

For the year ended January 31, 2023, the amount due to members of the Company was $72,533 and is reported on the statement of financial condition. This is a noninterest bearing amount, without fixed repayment terms.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2023, the Company had net capital of $5,725,193 which was $5,232,571 in excess of its required net capital of $492,622. The Company's aggregate indebtedness ratio was 129.07%.

The Company's business activities are limited to those of a Capital Acquisition Broker and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

NOTE 8 - EMPLOYEE BENEFIT PLAN

The Company's employees participate in the CohnReznick LLP 401(k) Profit Sharing Plan. Employees may elect to defer a portion of their salaries under the plan. Employer matching is fully discretionary.

NOTE 9 - LITIGATION CONTINGENCIES

From time to time, the Company and its affiliates may be named as a defendant in various lawsuits or proceedings. At the current time, except as set forth below, the Company is unaware of any legal proceedings pending against the Company. The Company intends to aggressively contest all litigation and contingencies, as well as pursue all sources for contributions to settlements.

The Company and CohnReznick are party to several legal actions brought by investors in a project the Company performed services for during the years 2014 through late 2018. The Company's customer in which the investors had a financial stake filed for bankruptcy protection, and the investors are seeking unspecified damages based on claims of alleged negligent misrepresentation, unfair trade practices and violation of securities laws. Management denies the claims against the Company and intends to aggressively contest all litigation. Management of the Company believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 10 - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to January 31, 2023 through April 21, 2023, the date of the filing of this report, and has determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in this financial statement, except as disclosed in Note 11 and below.

Subsequent to year end, the Company was party to an executed lease agreement whereby members of the Company are also owners of this entity, under common ownership. The Company is a guarantor of this lease agreement executed on April 14, 2023, and commencing on May 1, 2023 or thereafter.

NOTE 11 - RECENT EVENTS RELATING TO THE DISRUPTIONS IN THE U.S. BANKING
   SYSTEM

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruptions in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy, which may include limits on access to short-term liquidity in the near term or other adverse effects. As disclosed in Note 5, the Company maintains cash amounts in excess of federally insured limits in the aggregate amount of approximately $12,800,000 as of January 31, 2023 and has certain concentrations in credit risk that expose the Company to risk of loss if the counterparty is unable to perform as a result of future disruptions in the U.S. banking system or economy. Given the uncertainty of the situation, the related financial impact cannot be reasonably estimated at this time.